SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 5, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang

This is an English summary of the original Japanese-language document. Should there be any inconsistency between the summary and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

September 5, 2018

Company:	LINE Corporation

Representative Director and President:	Takeshi Idezawa

Stock Code:	3938 (First Section of the Tokyo Stock Exchange)

Headquarters:	Shinjuku-ku, Tokyo, Japan

LINE Corporation Announces Determination of Terms of Issue, etc. of

Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025

TOKYO — LINE Corporation (NYSE:LN) (TOKYO:3938) announces the determination of the terms of issue and certain other matters in respect of the issuance of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025.

LINE Corporation (hereinafter, referred to as the “Company”) announces that it has determined the terms and conditions and other relevant matters in respect of (i) the issuance of Zero Coupon Convertible Bonds due 2023 (the “2023 Regulation S Bonds”) and Zero Coupon Convertible Bonds due 2025 (the “2025 Regulation S Bonds” and together with the 2023 Regulation S Bonds, the “Regulation S Bonds”) being bonds with stock acquisition rights (“Stock Acquisition Rights” (tenkanshasaigata shinkabu yoyakuken-tsuki shasai)) through an offering pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Regulation S Offering”) and (ii) the issuance of Zero Coupon Convertible Bonds due 2023 (the “2023 Allotment Bonds”) and Zero Coupon Convertible Bonds due 2025 (the “2025 Allotment Bonds” and together with the 2023 Allotment Bonds, the “Allotment Bonds”), being bonds with Stock Acquisition Rights and substantially the same terms and conditions as the corresponding Series (as defined below) of the Regulation S Bonds, to NAVER Corporation (“NAVER”), the Company’s parent company, through a third-party allotment (the “Third-Party Allotment” and together with the Regulation S Offering, the “Offering”). Both issuances were approved by the board of directors of each of the Company and NAVER on September 4, 2018.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Description

A description of the 2023 Regulation S Bonds and the 2023 Allotment Bonds (together, the “2023 Bonds”) and the 2025 Regulation S Bonds and the 2025 Allotment Bonds (together, the “2025 Bonds”, and together with the 2023 Bonds, the “Bonds”), along with information on related matters previously determined by the Company, is as follows:

Matters concerning the Stock Acquisition Rights
(1)	Assets to be Contributed upon Exercise of the Stock Acquisition Rights (Consideration for Exercise of the Stock Acquisition Rights)	Equal to the principal amount of each Series of the Bonds

(2)	Conversion Price	The 2023 Bonds: ¥7,467 The 2025 Bonds: ¥7,518

(Reference)
The Company’s share price on the pricing date (September 4, 2018)
	a. The closing price on the Tokyo Stock Exchange	¥5,080

	b. Conversion premium: [{(conversion price / market price (closing price))–1}×100]	The 2023 Bonds: 46.99% The 2025 Bonds: 47.99%

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Outline of the Bonds

(1) Aggregate amount of each Series of the Bonds	Aggregate principal amount of ¥36,580,000,000 for each of the 2023 Regulation S Bonds, the 2025 Regulation S Bonds, the 2023 Allotment Bonds and the 2025 Allotment Bonds (each, a “Series” of the Bonds) and the principal amount of the Bonds in respect of the replacement certificates of the Bonds.

(2) Date of resolution	September 4, 2018

(3) Date of allotment of the Stock Acquisition Rights and closing date of the Bonds	September 20, 2018 (London time; unless otherwise indicated, the same shall apply hereinafter)

(4) Exercise period of Stock Acquisition Rights	Subject to and upon compliance with the terms and conditions of the relevant Series of the Bonds, any holder of a Bond may exercise the Stock Acquisition Right at any time during the period (i) from and including October 4, 2018 to, and including, the close of business (at the place where the Stock Acquisition Right is to be exercised) on September 6, 2023 in respect of the 2023 Bonds and (ii) from and including October 4, 2018 to, and including, September 5, 2025 in respect of the 2025 Bonds, in each case to acquire fully-paid and non-assessable shares of the Company.

(5) Maturity date	The 2023 Bonds: September 20, 2023 The 2025 Bonds: September 19, 2025

(6) Information on dilutive shares	As a result of the Offering, the ratio of the number of potentially dilutive shares to the total number of issued shares as of July 31, 2018 would be 8.13%.

Note: Such ratio is calculated by dividing the number of the shares to be issued or disposed of if all Stock Acquisition Rights in respect of the Bonds are exercised at the initial conversion price by the total number of issued shares.

*

For more information, see the Company’s current report on Form 6-K furnished to the SEC on September 4, 2018 titled “LINE Corporation Announces Issuance of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025.”

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Principal Shareholders of the Company

The names of the Company’s principal shareholders and the ratio of the shares held by such shareholders following the Offering are as follows:

Prior to the Offering (As of September 3, 2018)		Following the Offering (Assuming exercise of all Stock Acquisition Rights)
NAVER Corporation (Standing proxy: LINE Corporation, Investment Development / IR Office)	72.86%	NAVER Corporation (Standing proxy: LINE Corporation, Investment Development / IR Office)	71.14%
MOXLEY & CO. LLC (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	3.49%	MOXLEY & CO. LLC (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	3.23%
Jungho Shin	1.98%	Jungho Shin	1.83%
Haejin Lee	1.91%	Haejin Lee	1.76%
MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	1.67%	MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	1.54%
GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	1.24%	GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	1.15%
Trust & Custody Services Bank, Ltd. (Trust E)	0.83%	Trust & Custody Services Bank, Ltd. (Trust E)	0.77%
Japan Trustee Services Bank, Ltd. (Trust Account)	0.79%	Japan Trustee Services Bank, Ltd. (Trust Account)	0.73%
MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB (Standing proxy: Merrill Lynch Japan Securities Co., Ltd.)	0.73%	MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB (Standing proxy: Merrill Lynch Japan Securities Co., Ltd.)	0.68%
GOLDMAN SACHS & CO. REG (Standing proxy: Goldman Sachs Japan Co., Ltd.)	0.68%	GOLDMAN SACHS & CO. REG (Standing proxy: Goldman Sachs Japan Co., Ltd.)	0.63%

Notes:	1.	The above table has been prepared based on the total number of issued shares as of July 31, 2018 and the shares held by each of the shareholders in the Company’s shareholder registry as of June 30, 2018.
	2.	The ratio of the shares that the shareholders held following the Offering is calculated based on the initial conversion price of ¥7,467 in respect of the 2023 Bonds and ¥7,518 in respect of the 2025 Bonds, assuming all Stock Acquisition Rights have been exercised.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Recent Developments

In connection with the Regulation S Offering, the Company prepared an offering circular, which has been attached as an annex to the amended extraordinary report in connection with the Regulation S Offering that the Company filed with the Director General of the Kanto Local Finance Bureau on September 5, 2018. Such offering circular contained disclosure regarding the Company’s recent developments since the filing of its Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2018 (the “2017 Form 20-F”) as amended by Amendment No. 1 to the 2017 Form 20-F filed with the SEC on April 18, 2018, which disclosure is reproduced below. References below to “us,” “we” and “our” are references to the Company.

Our Mission and Vision

Our mission is “Closing the Distance” by bringing people closer to each other as well as to a wide variety of information and services.

Our vision is to become the “smart portal” through which users can access the people, information, services, companies and brands that they choose, from anywhere they are and anytime they need to.

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and life and financial services. Our mobile messaging application, which is the foundation of our “messaging services” and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls, and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and creative content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content services,” as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their life and financial welfare, including fintech services such as mobile payment and other financial services to be offered on the LINE platform, through our “life and financial services”. We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty, while creating value for advertisers by connecting them with their target audience using the LINE platform.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

In recent years, we have focused on developing and strengthening our capabilities in artificial intelligence (“AI”), and we launched our AI platform called Clova in March 2017. Our next-generation AI platform enables voice interfaces to process a wide range of real-world inputs and deliver our products and services in a coherent and optimized manner. Through smart speakers launched in the fourth quarter of 2017, our users carry out a natural conversation with LINE Clova in engaging in a wide range of products and services offered by us and other third-party service providers. We launched our Clova Extensions Kit in July 2018 to pursue collaboration opportunities with third parties to develop additional content services as well as life services to be offered on the LINE Clova ecosystem that are designed to further enrich our users’ daily lives.

On January 31, 2018, our board of directors approved the establishment of two operating segments, consisting of our “core business” segment and our “strategic business” segment, in response to the expansion of our business and evolution of our business strategy. Our core business segment includes advertising products and services as well as communication and content products and services, which we have been able to monetize in our key countries and plan to operate with the primary focus on revenue growth. Our strategic business segment includes our commerce-related businesses (our Friends characters merchandise and other character-related businesses as well as e-commerce), fintech businesses (including LINE Pay and other financial services delivered through the LINE platform) and AI businesses, which we believe are our future growth engines that we plan to invest in and operate with the primary focus on enhancing user engagement. See “Investment Considerations—Considerations Relating to the Group and its Business.”

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Our Operating Segments

Prior to and during our fiscal year ended December 31, 2017, we had a single reportable segment. On January 31, 2018, our board of directors approved the establishment of two operating segments, consisting of our “core business” segment and our “strategic business” segment, in response to the expansion of our business and evolution of our business strategy. Our core business segment includes products and services that we have been able to monetize in our key countries and plan to operate with the primary focus on revenue growth. Our strategic business segment includes products and services that we believe are our future growth engines that we plan to invest in and operate with the primary focus on enhancing user engagement.

Our operating segments currently consist of:

•	Our “core business” segment that includes:

•

“Advertising” consisting of (i) “display advertising” products and services such as LINE Timeline Ads, LINE NEWS Ads and LINE TODAY Ads, (ii) “account advertising” products and services such as Official Accounts, Sponsored Stickers, LINE@, LINE Point Ads and Business Connect and (iii) “other advertising” products and services such as livedoor, Matome and LINE Part-time Job; and

•

“Communication, content and others” consisting of (i) “communication” products and services such as Stickers and Themes created by third parties and sold on LINE Creators Market as well as Stickers and Themes created by us, (ii) “content” products and services such as LINE Games, LINE PLAY, LINE Fortune, LINE Manga and LINE Music, and (iii) “others” consisting of miscellaneous products and services.

•	Our “strategic business” segment that includes:

•	“Friends” products and services consisting of sales of LINE characters merchandise and other character-related businesses; and

•

“Others” primarily consisting of e-commerce, fintech businesses (including LINE Pay and other financial services delivered through the LINE platform) and LINE Clova AI businesses. This segment also included LINE Mobile until April 2018, when LINE Mobile Corporation, the provider of mobile virtual network operator (“MVNO”) services, became accounted for as an associate under the equity method rather than as a consolidated subsidiary.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Segment Strategy

Core Business Segment

In our core business segment, we plan to continue to promote user engagement on the LINE platform for mobile messaging and communications services in our four key countries of Japan, Taiwan, Thailand and Indonesia. Leveraging on such engagement, we have recorded revenue growth and positive operating margins in recent years by offering a wide range of advertising products and services as well as communication and content products and services on our LINE platform. We anticipate continued steady growth in the proportion of total advertising spending in our key markets that are directed to digital advertising. In order to take advantage of opportunities in such markets and attract more advertisers, we are investing in enhancing our advertising delivery system with data analytics capabilities to enable better targeting of our account ads and enhancing existing features of our display ads. Through such initiatives, we intend to improve our ability to deliver targeted and creative advertising products and services that are more tailored to our users’ evolving engagement on the LINE platform and enable advertisers to more effectively promote their brands and amplify their visibility and reach. In addition, we will continue to invest selectively in initiatives to enhance and broaden the range of communication and content products and services that we offer that we believe will contribute to our overall growth.

Strategic Business Segment

In our strategic business segment, we are investing in new ventures that we believe have the potential to contribute to our operating results over the medium- to long-term, particularly through our fintech businesses. We plan to make significant investments in the promotion of our LINE Pay mobile payment services by enhancing our payment infrastructure that provides settlement through QR and other barcodes, NFC and physical payment cards. In addition, we aim to increase the number of locations and merchants that accept LINE Pay, the number of LINE Pay user accounts and the volumes of money transfers and other transactions through LINE Pay. We are also pursuing new business opportunities, typically through collaboration with financial industry partners, in areas such as online securities brokerage, insurance sales, consumer loans, internet banking and cryptocurrency. Our strategic business segment also includes our LINE Clova AI platform, whose adoption we plan to promote. We currently expect to evaluate the operations of our strategic business segment on the basis of key non-financial performance indicators, including expansion of user base, market penetration and market share and transaction volume.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Recent Developments in our Products and Services

Core Business Segment

Advertising

•

LINE Part-time Job. In April 2018, AUBE Ltd. (“AUBE”), our joint venture with Persol Holdings Co., Ltd. (“Persol”) that provides part-time job posting service on the LINE platform, became our consolidated subsidiary following an increase in our ownership interest in AUBE from 49% to 60%, with Persol holding the remainder of the interest in AUBE. With the new ownership structure, we aim to more actively and effectively connect our users seeking part-time employment with companies looking for part-time employees.

•

LINE Career. Building off the success of LINE Part-time Job, in April 2018, we entered into a joint venture agreement with en-japan inc. (“en-japan”), the operator of a major recruiting website in Japan, to establish LENSA Ltd. (“LENSA”), a joint venture company that would serve as the operator of LINE Career, a new content service that would offer a large database of job postings on the LINE platform. Pursuant to the terms of the joint venture agreement, we hold a 49% ownership interest in LENSA, with en-japan holding the remainder of the interest in LENSA.

Content

•

LINE Manga. In July 2018, we entered into an alliance with NAVER WEBTOON Corporation (“NAVER WEBTOON”), Korea’s leading e-comics provider, to establish LINE Digital Frontier Corporation (“LINE Digital Frontier”), in which we hold a 70% interest, with NAVER WEBTOON holding the remainder of the interest in LINE Digital Frontier. Through the joint venture, we aim to leverage NAVER WEBTOON’s technical expertise in the development, publishing and distribution of e-comics on LINE Manga.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Strategic Business Segment

Fintech

•

LINE Pay. As part of our efforts to diversify the payment options available to our users and thereby expand the LINE Pay user base and transaction volume, we have continued, and will continue, to make significant investments in promoting our LINE Pay mobile payment services by enhancing our payment infrastructure that provides settlement through QR and other barcodes, NFC and physical payment cards. In addition, we have been actively pursuing opportunities to expand our LINE Pay services in our major markets outside Japan, in particular Taiwan and Thailand.

•

LINE Securities and LINE Smart Invest. In May 2018, we and LINE Financial Corporation (“LINE Financial”), our wholly-owned subsidiary, entered into a joint venture agreement with Nomura Holdings, Inc. (“Nomura Holdings”) in order to offer online securities brokerage and securities investment consultation services on the LINE platform. Pursuant to the terms of the agreement, LINE Financial established LINE Securities Preparatory Corporation (“LINE Securities”) in June 2018 by making a 100% initial investment in the amount of ¥200 million. Also pursuant to the terms of the agreement, upon satisfaction of certain conditions in the agreement, LINE Financial and Nomura Holdings will make capital contributions in LINE Securities via the issuance of new shares through a third-party allotment, following which LINE Financial will hold a 51% interest in LINE Securities, with Nomura Holdings holding the remainder of the interest in LINE Securities. LINE Securities will begin operations once it has obtained the necessary regulatory approval.

In addition, through our existing partnership with FOLIO Co, Ltd. (“FOLIO”), in which we hold a 40% ownership interest, we plan to offer themed investment opportunities on the LINE platform that would enable our users to make diversified investments in companies selected by FOLIO based on specific user-picked themes, such as fashion, travel and technology. Pursuant to the partnership agreement, FOLIO will provide, starting in late 2018, investment management-related services on LINE Smart Invest, accessible through the LINE platform.

•

LINE Insurance. In April 2018, LINE Financial and Sompo Japan Nipponkoa Insurance Inc. (“Sompo Japan”) entered into a business alliance to pursue opportunities in the non-life insurance sector in Japan. Sompo Japan was the first insurance provider in Japan to develop a smartphone-optimized insurance service that allows users to review and purchase a wide range of non-life insurance products and receive insurance-related consultation through the use of smartphones. By collaborating with Sompo Japan, we plan to launch LINE Insurance on the LINE platform in late 2018, which would offer a variety of non-life insurance products such as automobile and bicycle insurance products, as well as one-time activity-related insurance products, such as travel insurance. We currently do not plan to take on any insurance underwriting risk by limiting our role to that of an insurance broker.

•

LINE Credit. As part of our efforts to become the provider of a more comprehensive set of financial services, we plan to offer an easily-accessible and reliable source of consumer loans to our users through the LINE platform. As a first step, we established LINE Credit Corporation in May 2018 in order to meet our users’ short-term needs for relatively small amounts of cash by eventually being able to offer short-term consumer loans and proprietorship loans. Some of the main products we plan to offer include pocket loans, shopping loans and education loans. LINE Credit has not yet begun to offer such consumer loans services.

•	Cryptocurrency.

Bitbox. In July 2018, we launched BITBOX, a cryptocurrency exchange established in Singapore to facilitate the exchange of cryptocurrencies. BITBOX is operated by LINE Tech Plus Pte. LTD (“LINE Tech Plus”), a wholly-owned subsidiary of LVC Corporation, our wholly-owned subsidiary established in January 2018 for the purpose of operating and managing our cryptocurrency and blockchain-related businesses. BITBOX allows for the exchange of approximately 35 cryptocurrencies including Bitcoin, Ethereum, Bitcoincash and Litecoin, and supports approximately 15 different languages. BITBOX currently only allows for the exchange of cryptocurrencies and does not accept exchanges between fiat money and cryptocurrencies. For each trade that is executed on its exchange, BITBOX charges a portion of the transaction value as a commission. We have filed an application to operate a cryptocurrency exchange in Japan, which is currently being reviewed by the Financial Services Agency of Japan. We are also exploring opportunities to establish cryptocurrency exchanges in other countries.

LINK. In August 2018, LINE Tech Plus launched LINK, the base digital token for our blockchain ecosystem. Decentralized applications (“dApps”), offered through our blockchain ecosystem, will reward our users with LINK for participating in our blockchain ecosystem, and users will be able to use LINK to purchase a variety of contents and services offered through dApps. We plan to list LINK on BITBOX in September 2018, so that they can be exchanged for other cryptocurrencies traded on BITBOX. For residents in Japan, LINK Point will be used instead of LINK. LINK Point will not be traded or exchanged until we receive relevant official regulatory authorization in Japan, and currently can only be used for conversion into LINE Points.

Others. We plan to continue to devote additional resources to developing our blockchain-related technologies. For example, we established LINE Blockchain Lab in April 2018 to foster a dedicated team of engineers and researchers to develop blockchain-related technologies and services that implement such technologies.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

e-commerce

•

LINE Travel. In June 2018, we launched a travel metasearch service that enables users to search for, compare and book domestic and overseas trips, all via the LINE platform. In order to further enhance our services offered through LINE Travel, we entered into an alliance with Venture Republic Inc. (“Venture Republic”), the operator of a leading online travel metasearch and media outlet in Japan called “Travel.jp”, pursuant to which we acquired a 34% ownership interest in Venture Republic in August 2018. As a result of our collaboration with Venture Republic, our users will be able to search for domestic and overseas hotels, flights and package tours from more than 250 popular travel sites on the LINE platform.

Clova Artificial Intelligence

•

Clova Friends mini. In June 2018, we launched Clova Friends minis, which are miniature yet enhanced versions of Clova Friends, our smart speakers that operate on LINE Clova, our next-generation AI platform designed to enrich our users’ daily lives by integrating a wide array of advanced technologies based on human senses, such as voice recognition, artificial neural network and interactive engine systems.

•

Clova Extensions Kit. In July 2018, we released the Clova Extensions Kit, a development kit that allows third-party developers to scale LINE Clova functionalities. Our goal in releasing such kit was to invite third-party developers to incorporate LINE Clova AI technology into their new products, which would also enhance existing functionalities of our LINE Clova speakers through collaboration with third-party developers. We believe that leveraging the expertise of third-party developers in such way not only strengthens our expertise in AI technology but also creates new sources of revenue for our AI business.

LINE Mobile

•

LINE Mobile. Pursuant to a partnership agreement with SoftBank Corporation, our ownership interest in LINE Mobile Corporation, the provider of our MVNO services, decreased from 100% to 49% in April 2018, which resulted in LINE Mobile Corporation being accounted for as an associate under the equity method rather than as one of our consolidated subsidiaries.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Risks Relating to our Recent Business Initiatives

Our recent business initiatives, particularly our investments in new fintech (including LINE Pay and other financial services delivered through the LINE platform) and other businesses in our strategic business segment, expose us to the types of risks described in the 2017 Form 20-F as well as additional risks. In particular:

•

We are expanding our operational reach into a number of new services related to fintech. Some of our recent fintech-related activities include, among others, expansion of services available to our users through LINE Pay as well as pursuit of alliances with reputable players in the financial services industry to offer new services related to online securities brokerage, insurance sales, consumer loans and internet banking on the LINE platform, and the launch of BITBOX, our virtual currency exchange in Singapore. We are also developing and strengthening our capabilities in AI, for example, by releasing the Clova Extensions Kit to allow third-party developers to scale and enhance our LINE Clova AI technology. While we expect that these strategic initiatives will enhance our attractiveness to users and provide us with new sources of revenue in the future, such initiatives may not directly or immediately generate revenue and may hurt our profitability at least in the short-term. In addition, as each of our new businesses is still in the early stages of operation, there can be no assurance that any of them will gain market acceptance and be used widely by our existing and potential users. We expect to continue to expend significant time and resources in developing, launching and marketing these ventures, and there can be no assurance that we will fully realize the anticipated benefits of such initiatives.

•

The operation of our new fintech businesses as well as our LINE Clova AI platform implicates complex technological and operational considerations, including technical or systematic issues that may arise in the ordinary course of business. In order to address such technological difficulties, we may need to make fundamental changes to the configurations or specifications of the underlying systems we use or expend a significant amount of time and resources to obtain the technical skills or expertise needed to adequately address such issues. Any such difficulties could have a material impact on our ability to deliver the products and services we intend to offer, reduce our reliability and harm our reputation, which could in turn negatively affect our business, financial condition and results of operations.

•

We are currently subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, electronic fund transfers, anti-money laundering, identification, counter-terrorist financing and cryptocurrency. Depending on how our products and services evolve, we may be exposed to new risks, including new or additional laws and regulations that govern the services we offer, or plan to offer, including in our fintech businesses, as well as more stringent regulatory scrutiny, among others resulting from the need to obtain additional licenses and approvals to conduct our operations as envisioned. Compliance with such new or additional laws and regulations may require us to make certain fundamental and potentially detrimental changes to the products and services we offer and the way we conduct business. In addition, if third parties we work with, such as platform and other business partners, violate applicable laws or our policies, such violations may result in joint or secondary liability for us. In some jurisdictions, the application or interpretation of these laws and regulations is not clear.

•

We enter into many of our new ventures through collaboration with third parties that possess certain industry, technological and other expertise that we may need, and the success of such initiatives will depend, in part, on our ability to identify and evaluate material risks involved in the relevant business. The realization of anticipated benefits from such alliances and investments may be impeded, delayed or reduced as a result of numerous factors, some of which are outside of our control, including changes in our partners’ own businesses and strategies, fraudulent or failed transactions, the impact on our relationships with existing users, platform partners, employees or third parties, and leakage of customers’ personal information and concerns over the use and security of collected information.

•

From time to time, we experience cyber-attacks of varying degrees, including ones that involve hackers planting malicious codes into our servers that remain dormant until initiated at some point in the future, making it difficult to measure the potential damage that could result from such attack or to detect such breach altogether. In particular, the fintech businesses that we have recently begun to operate, or plan to operate, including online securities brokerage, insurance sales, consumer loans, internet banking and cryptocurrency exchange, as well as our LINE Clova AI services, among other initiatives, are likely to increase the amount and sensitivity of user information that we collect, which in turn would increase the risk of cyber-attacks. For example, in January 2018, a cryptocurrency exchange in Japan became the target of a cyber-attack, in which hackers stole billions of yen worth of cryptocurrencies via several unauthorized transactions. The occurrence of such an attack or a security breach affecting any of our businesses could expose us to liability and reputational harm, as well as result in a material adverse effect on our results of operations.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Supplemental Information on our Financial Condition and Results of Operations

On July 25, 2018, we announced our earnings release for the six months ended June 30, 2018. Subsequently, on August 8, 2018, we furnished to the SEC the 1H2018 Financial Statements. The below sections provide supplementary information relating to our interim financial results, including an analysis of notable trends by segment.

Overview

Adoption of IFRS 15

The IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) for recognizing revenue. IFRS 15 establishes a five-step model that applies to revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry with limited exceptions. We recognize revenue associated with communication and content sales and with advertising products and services by reference to the stage of completion. We have adopted IFRS 15 from January 1, 2018 and applied the modified retroactive method, which is to record the cumulative amount of the impact at the beginning balance of retained earnings upon adoption. Accordingly, the financial information related to periods prior to January 1, 2018 contained in the 1H2018 Financial Statements have not been restated for the adoption of IFRS 15 and continue to be presented under IAS 18 Revenue and other standards (collectively, the “IAS 18 and Other Standards”).

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

The adjustments made to line items presented in the consolidated statements of comprehensive income for the six months ended June 30, 2018 due to the change from the IAS 18 and Other Standards applied previously to IFRS 15 are as follows:

	For the six months ended June 30, 2018
	Under IAS 18 and Other Standards	Remeasurement	Under IFRS 15
	(in millions of yen)
Revenues and other operating income:
Revenues	¥94,675	¥4,686	¥99,361
Other operating income	11,129	—	11,129

Total revenues and other operating income	105,804	4,686	110,490
Operating expenses:
Payment processing and licensing expenses	(15,174)	31	(15,143)
Sales commission expenses	(2,589)	(4,361)	(6,950)
Employee compensation expenses	(27,378)	—	(27,378)
Marketing expenses	(8,587)	—	(8,587)
Infrastructure and communication expenses	(5,083)	—	(5,083)
Subcontract and other service expenses	(14,913)	—	(14,913)
Depreciation and amortization expenses	(4,949)	—	(4,949)
Other operating expenses	(16,998)	(168)	(17,166)

Total operating expenses	(95,671)	(4,498)	(100,169)

Profit from operating activities	10,133	188	10,321

Profit before tax from continuing operations	6,446	188	6,634
Income tax benefits (expenses)	(4,694)	(40)	(4,734)

Profit for the period from continuing operations	1,752	148	1,900

Profit for the period	¥1,759	¥148	¥1,907

For a discussion of the adoption of IFRS 15 and the adjustments made to line items presented in the consolidated interim financial statements due to the change from the IAS 18 and Other Standards applied previously to IFRS 15, including impact on the line items in the consolidated statements of financial position, see Note 3.1. of the notes to the 1H2018 Financial Statements.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Key Performance Indexes

User Growth

Monthly average users (“MAUs”) are a measure of the size of our active user base. We define MAUs in a given month as the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month. MAUs for the months indicated were as follows:

	For the month of
	Mar. 2017	Jun. 2017	Sept. 2017	Dec. 2017	Mar. 2018	Jun. 2018
	(in millions)
Japan	68	70	71	73	75	76
Taiwan, Thailand and Indonesia	103	99	97	94	90	88

Monetization

We review monthly paying users (“MPUs”), including MPUs of LINE Games, as a measure to evaluate trends in monetization. MPUs, including MPUs of LINE Games, may fluctuate depending on the level of success of our monetization efforts utilizing the line-up of our products and services. The following table sets forth the number of our MPUs and MPUs of LINE Games for the months indicated:

	For the month of
	Mar. 2017	Jun. 2017	Sept. 2017	Dec. 2017	Mar. 2018	Jun. 2018
	(in millions)
Total MPUs (1)	8.5	8.4	8.1	9.5	8.6	7.9
MPUs of LINE Games (2)	1.4	1.3	1.2	1.1	1.1	1.0

(1)

Represents the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during the month indicated.

(2)	Represents the number of user accounts that made a payment relating to any LINE Game through mobile devices at least once during the month indicated.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

User Engagement

We measure user engagement of communication products and services using various metrics, including daily average number of messages sent and received and daily average number of Stickers sent. While sending and receiving messages is free, when sending messages, our users often include in their messages purchased Stickers, which is our primary revenue source within our communication products offerings. In addition, these metrics affect the attractiveness of our LINE advertising products and services as a medium for advertisers, which in turn impacts our advertising revenue. Such metrics for the months indicated were as follows:

	For the month of
	Mar. 2017	Jun. 2017	Sept. 2017	Dec. 2017	Mar. 2018	Jun. 2018
	(in millions)
Daily average number of messages sent	4,602	4,609	4,500	4,157	4,214	4,220
Daily average number of messages received	22,894	24,597	24,588	23,464	23,163	23,899
Daily average number of Stickers sent	440	432	413	381	403	411

We measure user engagement of LINE Games primarily using MAUs of LINE Games. While downloading LINE Games is free, our active users often purchase in-game items to enhance their game experience, which is a key revenue source for us. MAUs of LINE Games may fluctuate depending on the level of popularity of our game titles at any given time. The MAUs of LINE Games for the months indicated were as follows:

	For the month of
	Mar. 2017	Jun. 2017	Sept. 2017	Dec. 2017	Mar. 2018	Jun. 2018
	(in millions)
MAUs of LINE Games (1)	26	23	22	20	19	16

(1)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the month indicated.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

We also review various performance indexes, including the number of Official Accounts for account advertising, impressions for display advertising and portal page views for other advertising, to evaluate trends in monetization through our advertising products and services. Impressions are displays of display ads to users while they access our products and services for which we typically generate revenues. Because our display ads are sold through either a bid-based cost per thousand impressions or cost per click pricing model in which the advertiser pays for qualifying impressions or click-through volume, the number of paid impressions displayed is an indicator of our ability to monetize our users’ viewing of advertisements on the LINE platform. The following table sets forth the number of total impressions on the LINE platform for the quarterly periods indicated:

	For the three months of
	Jan. to Mar. 2017	Apr. to Jun. 2017	Jul. to Sept. 2017	Oct. to Dec. 2017	Jan. to Mar. 2018	Apr. to Jun. 2018
	(in millions)
Total impressions	11,049	13,790	15,517	15,529	17,671	21,167

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Operating Results of the Six-Month Periods Ended June 30, 2017 and 2018

The following table presents our selected statements of profit or loss data for the periods indicated:

	For the six months ended June 30,
	2017	2018
	(in millions of yen)
Revenues and other operating income:
Revenues	¥78,696	¥99,361
Other operating income	11,024	11,129

Total revenues and other operating income	89,720	110,490
Operating expenses:
Payment processing and licensing expenses	(15,024)	(15,143)
Sales commission expenses	(273)	(6,950)
Employee compensation expenses	(19,265)	(27,378)
Marketing expenses	(7,858)	(8,587)
Infrastructure and communication expenses	(4,385)	(5,083)
Subcontract and other service expenses	(10,436)	(14,913)
Depreciation and amortization expenses	(3,017)	(4,949)
Other operating expenses	(10,833)	(17,166)

Total operating expenses	(71,091)	(100,169)

Profit from operating activities	18,629	10,321
Finance income	67	195
Finance costs	(14)	(33)
Share of loss of associates and joint ventures	(2,443)	(4,219)
Loss on foreign currency transactions, net	(329)	(256)
Other non-operating income	1,094	643
Other non-operating expenses	(43)	(17)

Profit before tax from continuing operations	16,961	6,634
Income tax expenses	(6,405)	(4,734)

Profit for the period from continuing operations	10,556	1,900
(Loss) / profit from discontinued operations, net of tax	(7)	7

Profit for the period	¥10,549	¥1,907

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated:

	For the six months ended June 30,		Changes
	2017	2018	Amount	%
	(in millions of yen, except percentages)
Core business segment:
Advertising:
Display advertising (1)	¥10,506	¥18,305	¥7,799	74.2%
Account advertising (2)	18,216	27,467	9,251	50.8
Other advertising (3)	5,172	6,568	1,396	27.0

Sub-total	33,894	52,340	18,446	54.4
Communication, content and others:
Communication (4)	15,615	14,728	(887)	(5.7)
Content (5)	20,521	18,573	(1,948)	(9.5)
Others	1,199	1,617	418	34.9

Sub-total	37,335	34,918	(2,417)	(6.5)

Total core business segment	71,229	87,258	16,029	22.5

Strategic business segment:
Friends (6)	5,138	7,482	2,344	45.6
Others (7)	2,329	4,621	2,292	98.4

Total strategic business segment	7,467	12,103	4,636	62.1

Total	¥78,696	¥99,361	¥20,665	26.3%

(1)	Primarily consists of revenues from LINE Timeline Ads, LINE NEWS Ads and LINE TODAY Ads.
(2)	Primarily consists of revenues from Official Accounts, Sponsored Stickers, LINE@, LINE Point Ads and Business Connect.
(3)	Primarily consists of revenues from livedoor, Matome and LINE Part-time Job.
(4)	Primarily consists of sales of Stickers and Themes created by third parties and sold on LINE Creators Market as well as Stickers and Themes created by us.
(5)	Primarily consists of sales of virtual items of LINE Games, LINE PLAY, LINE Fortune, LINE Manga and LINE Music.
(6)	Primarily consists of revenues from sales of LINE characters merchandise at our retail stores and licensing of LINE characters’ copyrights.
(7)

Primarily consisting of e-commerce, fintech businesses (including LINE Pay and other financial services delivered through the LINE platform) and LINE Clova AI businesses. This segment also included LINE Mobile until April 2018, when LINE Mobile Corporation, the provider of MVNO services, became accounted for as an associate under the equity method rather than as a consolidated subsidiary.

Our revenues increased by 26.3%, or ¥20,665 million, from ¥78,696 million in the first half of 2017 to ¥99,361 million in the first half of 2018 primarily due to increases in revenues of the core business segment and, to a lesser extent, the strategic business segment. Our revenues were also positively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method. See “— Overview — Adoption of IFRS 15” and Note 3(1) of the notes to the 1H2018 Financial Statements. In the first half of 2018, our revenues were ¥99,361 million under IFRS 15, compared to ¥94,675 million under IAS 18 and Other Standards. Had we continued to apply the previous method of IAS 18 and Other Standards in the first half of 2018, our revenues would have increased only by 20.3%, or ¥ 15,979 million, from ¥78,696 million in the first half of 2017 to ¥94,675 million in the first half of 2018.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Core Business Segment

The following table presents a breakdown of our core business segment revenues by major services and changes therein for the periods indicated:

	For the six months ended June 30,		Changes
	2017	2018	Amount	%
	(in millions of yen, except percentages)
Advertising:
Display advertising	¥10,506	¥18,305	¥7,799	74.2%
Percentage of revenues	13.4%	18.4%
Account advertising	¥18,216	¥27,467	¥9,251	50.8%
Percentage of revenues	23.1%	27.6%
Other advertising	¥5,172	¥6,568	¥1,396	27.0%
Percentage of revenues	6.6%	6.6%

Communication, content and others:
Communication	¥15,615	¥14,728	¥(887)	(5.7)%
Percentage of revenues	19.8%	14.8%
Content	¥20,521	¥18,573	¥(1,948)	(9.5)%
Percentage of revenues	26.1%	18.7%
Others	¥1,199	¥1,617	¥418	34.9%
Percentage of revenues	1.5%	1.6%

Total core business segment	¥71,229	¥87,258	¥16,029	22.5%
Percentage of revenues	90.5%	87.8%

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Revenues of our core business segment increased by 22.5%, or ¥16,029 million, from ¥71,229 million in the first half of 2017 to ¥87,258 million in the first half of 2018 primarily due to increases in revenues from account advertising, display advertising and other advertising, which were offset in part by decreases in revenues from content and communication. Revenues from our advertising products and services in the first half of 2018 were positively impacted by our adoption of IFRS 15. For advertising services such as Official Accounts, advertising agencies may be involved in obtaining contracts from customers and provide, on our behalf, services to customers such as formatting of advertisements to comply with our specifications. IFRS 15 clarifies the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for the services. Upon adoption of IFRS 15, we determined that we control certain services provided by the advertising agencies to the customers of our account advertising products and services. Accordingly, we determined to change the revenue recognition method of certain adverting products and services based on the total consideration received from our customers, including for the services provided by our advertising agencies. This change in revenue recognition method increased the amount of revenues from advertising products and services recognized by us in the first half of 2018 by ¥4,686 million.

Account Advertising. Revenues from account advertising increased by 50.8%, or ¥9,251 million, from ¥18,216 million in the first half of 2017 to ¥27,467 million in the first half of 2018, primarily due to increases in revenues from Official Accounts, LINE@ and Business Connect, which were offset in part by a decrease in revenues from LINE Point Ads. For Official Accounts, the number of paid contracts increased from 549 on December 31, 2016 to 605 on June 30, 2017, 645 on December 31, 2017 and 672 on June 30, 2018. Revenues from LINE@ increased primarily due to an increase in new advertisers through sign-up incentives and marketing initiatives. Revenues from Business Connect increased primarily as a result of our successful retention of existing advertisers that subscribe to such service as well as an increase in new advertisers through sign-up incentives and marketing initiatives. On the other hand, revenues from LINE Point Ads decreased, reflecting a decrease in utilization of LINE Points by our advertisers. Revenues from our account advertising were also positively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method as described above.

Display Advertising. Revenues from display advertising increased by 74.2%, or ¥7,799 million, from ¥10,506 million in the first half of 2017 to ¥18,305 million in the first half of 2018 primarily due to increases in revenues from LINE NEWS Ads (including LINE TODAY Ads offered in select countries outside of Japan) and LINE Timeline Ads. The increase in revenues from display advertising was attributable to a growth in demand for our advertising products as well as an increase in the level of participation in bidding processes by advertisers, which resulted in an increase in the unit price we were able to charge our advertisers. Such growth in demand was primarily due to growth in the user base of our LINE NEWS, LINE TODAY and Timeline services as well as enhancements to our advertising products that made them more attractive to advertisers. For example, the introduction of LINE NEWS in Japan and LINE TODAY in select countries outside of Japan as a dedicated tab in the LINE messaging application in 2017 contributed to an increase in popularity of such services in the first half of 2018, which in turn increased the revenues we generated from LINE NEWS Ads and LINE TODAY Ads. Revenues from display advertising were also positively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method as described above.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Other Advertising. Revenues from other advertising increased by 27.0%, or ¥1,396 million, from ¥5,172 million in the first half of 2017 to ¥6,568 million in the first half of 2018 primarily due to consolidation of revenues of LINE Part-time Job starting in April 2018 following an increase in our interest in the joint venture with AUBE, Ltd. from 49.0% to 60.0%. Revenues from other advertising were also positively impacted from our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method as described above.

Content. Revenues from content decreased by 9.5%, or ¥1,948 million, from ¥20,521 million in the first half of 2017 to ¥18,573 million in the first half of 2018 primarily due to a decrease in the sales volume of in-game items for LINE Games, which was offset in part by increases in revenues from LINE Fortune, LINE Manga and LINE Music.

The decrease in the sales volume of in-game items was primarily driven by decreases in revenues from Disney TsumTsum and LINE Rangers, which was offset in part by consolidation of the operating results of NextFloor Corporation, a leading mobile game development company in Korea in which we acquired a 51.0% interest through our wholly-owned subsidiary, LINE Games Corporation, in July 2017. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenues compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. In addition, for a discussion of MAUs and MPUs of LINE Games, which decreased significantly in the first half of 2018 compared to the first half of 2017, see “— Overview — Key Performance Indexes.”

Partially offsetting the impact of decreases in revenues from LINE Games, we recorded increases in revenues from LINE Manga, LINE Fortune and LINE Music in the first half of 2018 compared to the first half of 2017, primarily reflecting increases in users and their engagement of such services.

Communication. Revenues from communication decreased by 5.7%, or ¥887 million, from ¥15,615 million in the first half of 2017 to ¥14,728 million in the first half of 2018 primarily due to a decrease in the volume of Stickers created and sold by us, which was offset in part by an increase in the volume of Stickers created by third parties and sold on LINE Creators Market.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Strategic Business Segment

The following table presents a breakdown of our strategic business segment revenues by major services and changes therein for the periods indicated:

	For the six months ended June 30,		Changes
	2017	2018	Amount	%
	(in millions of yen, except percentages)
Friends	¥5,138	¥7,482	¥2,344	45.6%
Percentage of revenues	6.5%	7.5%
Others	¥2,329	¥4,621	¥2,292	98.4%
Percentage of revenues	3.0%	4.7%

Total strategic business segment	¥7,467	¥12,103	¥4,636	62.1%
Percentage of revenues	9.5%	12.2%

Revenues of our strategic business segment increased by 62.1%, or ¥4,636 million, from ¥7,467 million in the first half of 2017 to ¥12,103 million in the first half of 2018 due to increases in revenues from the Friends and Others categories.

Friends. Revenues from Friends increased by 45.6%, or ¥2,344 million, from ¥5,138 million in the first half of 2017 to ¥7,482 million in the first half of 2018 primarily due to increases in sales of official LINE merchandise at our retail stores and royalty revenues related to LINE characters’ copyrights. We continue to increase the number of our Friends retail stores in Asia, particularly in Korea and China. The number of Friends retail stores increased from 26 stores on December 31, 2016 to 31 stores on June 30, 2017, 37 stores on December 31, 2017 and 43 stores on June 30, 2018.

Others. Revenues from the others category increased by 98.4%, or ¥2,292 million, from ¥2,329 million in the first half of 2017 to ¥4,621 million in the first half of 2018 primarily due to increases in e-commerce related services (particularly LINE SHOPPING) as well as an increase in revenues from LINE Mobile MVNO until April 2018, when LINE Mobile Corporation, the provider of such services, started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary, and our sales of LINE CLOVA-integrated smart speakers, which were launched in October 2017.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Other Operating Income

Our other operating income increased by 1.0%, or ¥105 million, from ¥11,024 million in the first half of 2017 to ¥11,129 million in the first half of 2018. In the first half of 2017, our other operating income consisted primarily of the recognition of a ¥10,444 million gain on divestiture of business and subsidiaries relating to the transfer of our camera application business, including B612 and LINE Camera. In the first half of 2018, our other operating income consisted primarily of the recognition of a ¥9,494 million gain on loss of control over LINE Mobile Corporation. In April 2018, we issued new shares of LINE Mobile Corporation to SoftBank Corp. through a third party allotment, pursuant to which our interest decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation being accounted for as an associate under the equity method rather than as a consolidated entity.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated:

	For the six months ended June 30,		Changes
	2017	2018	Amount	%
	(in millions of yen, except percentages)
Payment processing and licensing expenses	¥15,024	¥15,143	¥119	0.8%
Sales commission expenses	273	6,950	6,677	2,445.8
Employee compensation expenses	19,265	27,378	8,113	42.1
Marketing expenses	7,858	8,587	729	9.3
Infrastructure and communication expenses	4,385	5,083	698	15.9
Subcontract and other service expenses	10,436	14,913	4,477	42.9
Depreciation and amortization expenses	3,017	4,949	1,932	64.0
Other operating expenses (1)	10,833	17,166	6,333	58.5

Total	¥71,091	¥100,169	¥29,078	40.9%

(1)	Other operating expenses include rent, cost of goods sold relating to the sale of our products, supply expenses and other miscellaneous operating expenses.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated:

	For the six months ended June 30,
	2017	2018
	(in percentages of total revenues)
Payment processing and licensing expenses	19.1%	15.2%
Sales commission expenses	0.3	7.0
Employee compensation expenses	24.5	27.6
Marketing expenses	10.0	8.6
Infrastructure and communication expenses	5.6	5.1
Subcontract and other service expenses	13.3	15.0
Depreciation and amortization expenses	3.8	5.0
Other operating expenses	13.8	17.3

Total	90.3%	100.8%

Our operating expenses increased by 40.9%, or ¥29,078 million, from ¥71,091 million in the first half of 2017 to ¥100,169 million in the first half of 2018, primarily due to increases in employee compensation expenses, sales commission expenses and subcontract and other service expenses. Our operating expenses as a percentage of revenues increased from 90.3% in the first half of 2017 to 100.8% in the first half of 2018. Specifically:

Employee Compensation Expenses. Our employee compensation expenses increased by 42.1%, or ¥8,113 million, from ¥19,265 million in the first half of 2017 to ¥27,378 million in the first half of 2018 primarily due to increases in salary, bonus and welfare expenses reflecting an increase in the number of our employees. The number of our full-time employees increased from 3,109 as of December 31, 2016 to 3,611 as of June 30, 2017, 4,379 as of December 31, 2017 and 5,211 as of June 30, 2018.

Sales Commission Expenses. Sales commission expenses, which consist primarily of sales commissions payable to advertising agencies and fees payable to Persol in connection with the services we offer through LINE Part-time Job, increased significantly by ¥6,677 million, from ¥273 million in the first half of 2017 to ¥6,950 million in the first half of 2018 primarily due to our adoption of IFRS 15 and the recognition of expenses relating to LINE Part-time Job upon its conversion from an associate accounted for under the equity method to a consolidated subsidiary in April 2018. We recognized ¥4,361 million of sales commission to advertising agencies in the first half of 2018 related to our determination to change the revenue recognition method of certain advertising products and services pursuant to IFRS 15 based on the total consideration receive from our customers, including for services provided by our advertising agencies. See “— Revenues — Core Business Segment.”

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Other Operating Expenses. Our other operating expenses increased by 58.5%, or ¥6,333 million, from ¥10,833 million in the first half of 2017 to ¥17,166 million in the first half of 2018, primarily due to increases in rent and supplies expenses in connection with our relocation to our new headquarters in Shinjuku in April 2017, as well as an increase in cost of goods sold. Our rent expenses increased by 40.9%, or ¥1,132 million, from ¥2,767 million in the first half of 2017 to ¥3,899 million in the first half of 2018, and our supplies expenses increased by 48.9%, or ¥554 million, from ¥1,133 million in the first half of 2017 to ¥1,687 million in the first half of 2018. Our cost of goods increased by 89.6%, or ¥1,518 million, from ¥1,695 million in the first half of 2017 to ¥3,213 million in the first half of 2018 primarily reflecting increases in sales of LINE Friends merchandise and Clova Wave and Clova Friends smart speakers.

Subcontract and Other Service Expenses. Our subcontact and other service expenses increased by 42.9%, or ¥4,477 million, from ¥10,436 million in the first half of 2017 to ¥14,913 million in the first half of 2018, primarily due to additional fees for accessing wireless communications networks of a third-party mobile telecommunications company related to an increase in the subscribers of our LINE Mobile MNVO service until April 2018, when LINE Mobile Corporation, the provider of such services, started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary, increase in fees paid to third-party mobile advertising service providers related to delivery of advertising products offered on the LINE platform, as well as an increase in costs relating to system improvements and software upgrades to facilitate the operation of our servers supporting an increasingly wide range of services we offer.

Profit from Operating Activities

Primarily due to the factors described above, our profit from operating activities decreased by 44.6%, or ¥8,308 million, from ¥18,629 million in the first half of 2017 to ¥10,321 million in the first half of 2018. Our profit from operating activities as a percentage of our revenues and other operating income decreased from 20.8% in the first half of 2017 to 9.3% in the first half of 2018, as the increase in operating expenses outpaced the increase in revenues and other operating income.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

The following table presents a breakdown of our profit from operating activities by segments and changes therein for the periods indicated:

	For the six months ended June 30,		Changes
	2017	2018	Amount	%
	(in millions of yen, except percentages)
Core business segment	¥15,119	¥15,275	¥156	1.0%
Strategic business segment	(6,496)	(14,048)	(7,552)	116.3
Corporate expenses and adjustments (1)	10,006	9,094	(912)	(9.1)

Total	¥18,629	¥10,321	¥(8,308)	(44.6)%

(1)	Mainly includes differences arising from other operating income and share-based compensation expenses.

Finance Income and Finance Costs

Our finance income, which mainly consists of interest income, increased by 191.0%, or ¥128 million, from ¥67 million in the first half of 2017 to ¥195 million in the first half of 2018 due primarily to an increase in the amount of investments in interest-bearing debt instruments. Our finance costs, which mainly consist of interest expenses, increased by 135.7%, or ¥19 million, from ¥14 million in the first half of 2017 to ¥33 million in the first half of 2018 primarily due to an increase in the average monthly balance of our short-term borrowings.

Share of Loss of Associates and Joint Ventures

We recognized net loss on our share of associates and joint ventures of ¥2,443 million in the first half of 2017 and ¥4,219 million in the first half of 2018. Our net loss in the first half of 2017 primarily related to our interest in Snow Corporation, which continued to invest in acquiring additional users of camera applications, particularly in China, prior to monetizing its services. Our share of loss in Snow Corporation also increased due to an increase in our ownership interest following the transfer of our camera application business in May 2017 that had been operated by our wholly-owned subsidiary, LINE Plus Corporation, to Snow Corporation to pursue further synergies.

Our net loss on our share of associates and joint ventures in the first half of 2018 primarily related to our interests in Snow Corporation and LINE Mobile Corporation. In April 2018, we issued new shares of LINE Mobile Corporation to SoftBank Corp. through a third party allotment, pursuant to which our interest decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation being accounted for as an associate under the equity method rather than as a consolidated entity.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Loss on Foreign Currency Transactions, Net

Our net loss on foreign currency transactions decreased by 22.2%, or ¥73 million, from ¥329 million in the first half of 2017 to ¥256 million in the first half of 2018 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won, U.S. dollar and the Taiwanese dollar during these periods.

Other Non-operating Income

In the first half of 2017, we recognized other non-operating income of ¥1,094 million primarily resulting from a gain on sale of financial assets related to our disposition of holdings in gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange. In the first half of 2018, we recognized other non-operating income of ¥643 million primarily resulting from a gain on financial assets at fair value through profit or loss related to fair value measurement gain of conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation.

Other Non-operating Expenses

We recognized other non-operating expenses of ¥43 million in the first half of 2017 and ¥17 million in the first half of 2018.

Income Tax Expenses

Our income tax expenses decreased by 26.1%, or ¥1,671 million, from ¥6,405 million in the first half of 2017 to ¥4,734 million in the first half of 2018. Our effective income tax rate of 37.8% for continuing operations for the first half of 2017 differed from the Japanese statutory tax rate of 31.7% for such period, primarily due to pre-tax losses recorded by our subsidiaries on a standalone basis and the pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized. Our effective income tax rate of 71.4% for continuing operations for the first half of 2018 differed from the Japanese statutory tax rate of 31.7% for such period, primarily due to an increase in deductible temporary differences arising from increase in the share of loss of associates and joint ventures, which were not expected to be realized within a foreseeable period. The difference was also due to an increase in the amount of pre-tax losses recorded by certain subsidiaries as expenses, such as share-based compensation for employees and subcontract expenses, while the amount of deductible temporary differences that we could not recognize for tax benefits, increased in the first half of 2018. LINE Plus Corporation, our wholly-owned subsidiary in Korea, is currently undergoing a tax audit by the National Tax Service in Korea.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Loss from Discontinued Operations, Net of Tax

We recognized loss from discontinued operations, net of tax, of ¥7 million in the first half of 2017 compared to profit from discontinued operations, net of tax, of ¥7 million in the first half of 2018 related to the abandonment of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods.

Profit for the Period

As a result of the factors described above, our profit for the period decreased by 81.9%, or ¥8,642 million, from ¥10,549 million in the first half of 2017 to ¥1,907 million in the first half of 2018. Our profit for the period as a percentage of revenues and other operating income decreased from 11.8% in the first half of 2017 to 1.7% in the first half of 2018.

Liquidity and Capital Resources

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the six months ended June 30,
	2017	2018
	(in millions of yen)
Net cash provided by operating activities	¥181	¥3,349
Net cash used in investing activities	(8,810)	(24,703)
Net cash provided by (used in) financing activities	(623)	289
Cash and cash equivalents at the beginning of the year	134,698	123,606
Cash and cash equivalents at the end of the interim reporting period	125,512	101,742

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Our principal sources of liquidity since 2015 to date have been proceeds from the completion of our initial public offering in July 2016, incurrences of debt and cash generated by our operations. We manage our liquidity risk to meet our working capital and operational requirements by continually managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts and banking facility agreements for efficient management of funds. In addition, we entered into credit guarantee contracts with banks for ¥12,500 million as of December 31, 2017 and for ¥15,500 million as of June 30, 2018. We believe that cash from our operations, the proceeds from the offering of the Bonds, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of corporate bonds) and existing cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition or strategic cooperation, which may include investing in technology, technical infrastructure or acquisition of additional equity interests in subsidiaries or associates. If we determine that our cash requirements exceed our available cash holdings, we may seek to issue additional debt or equity securities or obtain additional credit facilities or other sources of funding.

Net Cash Provided by Operating Activities

Our net cash provided by operating activities increased from ¥181 million in the first half of 2017 to ¥3,349 million in the first half of 2018. Our gross cash flow from our sales activities increased as described above. In addition, our outstanding trade and other receivables decreased in the first half of 2018, which positively impacted our net cash provided by operating activities during such period, compared to the first half of 2017 during which we recorded net cash outflow related to outstanding trade and other receivables. Cash used for income tax payment also decreased from ¥6,788 million in the first half of 2017 to ¥2,779 million in the first half of 2018, which positively impacted our net cash provided by operating activities.

Net Cash Used in Investing Activities

Our net cash used in investing activities increased from ¥8,810 million in the first half of 2017 to ¥24,703 million in the first half of 2018 primarily due to an increase in investments in associates and joint ventures from ¥1,578 million in the first half of 2017 to ¥10,219 million in the first half of 2018, related primarily to our investments in FOLIO in the first half of 2018, an increase in investments in debt instruments from ¥1,389 million in the first half of 2017 to ¥5,196 million in the first half of 2018, a cash inflow of ¥3,325 million related to return of guarantee deposits pursuant to the Japanese Payment Services Act in the first half of 2017 compared to no such return in the first half of 2018, as well as an increase in acquisition of property and equipment and intangible assets from ¥5,793 million in the first half of 2017 to ¥8,527 million in the first half of 2018. These factors were offset in part by payments for acquisition of subsidiaries and businesses of ¥1,750 million in the first half of 2017 related to Gatebox Inc., compared to no such acquisition of subsidiaries and businesses in the first half of 2018.

Net Cash Provided by Financing Activities

We recorded net cash used in financing activities of ¥623 million in the first half of 2017 compared to net cash provided by financing activities of ¥289 million in the first half of 2018. Our repayment of short-term borrowings decreased from ¥2,037 million in the first half of 2017 to ¥83 million in the first half of 2018. Our proceeds from exercise of stock options decreased from ¥1,454 million in the first half of 2017 to ¥440 million in the first half of 2018. Our payment for acquisition of interest in a subsidiary from non-controlling interest increased from ¥29 million in the first half of 2017 to ¥586 million in the first half of 2018, related primarily to our acquisition of interest in a Vietnamese portal service provider that specializes in women’s contents as part of our efforts to expand our user base in countries outside Japan. In the first half of 2018, we also recorded proceeds from disposal of treasury shares of ¥552 million resulting from the sale of treasury shares in connection with the vesting of our employees’ rights to receive our common stock pursuant to our employee stock ownership plan, compared to no such proceeds in the first half of 2017.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.

Contractual Obligations and Commitments

The following table sets forth the amount of contractual obligations as of June 30, 2018, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(in millions of yen)
Short-term borrowing obligations (1)	~~¥~~	22,098	~~¥~~	22,098		¥—		¥—		¥—
Operating lease obligations (2)		30,232		6,309		11,647		5,419		6,857
Purchase obligations (3)		851		851		—		—		—
Deposits received (4)		8,953		8,953		—		—		—
Office security deposits received under sublease agreement (5)		16		0		16		—		—
Total	~~¥~~	62,150	~~¥~~	38,211	~~¥~~	11,663	~~¥~~	5,419	~~¥~~	6,857

(1)	As of June 30, 2018, the book value of our short-term borrowings was ¥22,098 million.
(2)	We enter into operating lease agreements for certain office space and stores.
(3)	Our purchase obligations include contracts for property and equipment and intangible assets.
(4)	The deposits received primarily relate to LINE Pay customer deposits.
(5)	The deposits received primarily relate to the sublease of our store spaces.
(6)

Represents, as of June 30, 2018, the expected amount of retirement benefits that we will be required to pay within ten years under applicable law to employees of our Korean subsidiaries, including LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation, when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will have been accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the relevant company before their normal retirement age.

This document is a press release to publicly announce the issuance of the Company’s Bonds, and was not prepared for the purpose of investment solicitation. No offering or secondary distribution of the Bonds will be conducted in Japan. Further, this document does not constitute an offer of securities for sale in any region, including the U.S. The Bonds may not be offered or sold in the U.S. absent registration or an exemption from registration pursuant to the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements. Regarding the issuance announced herein, any offer or sale of the Bonds will not be conducted in the U.S. and the Bonds will not be registered in the U.S.